UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2023

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR

For the Transition Period Ended: N/A

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

GENUFOOD ENERGY ENZYMES CORP.

Full name of Registrant

N/A

Former Name if Applicable

1108 S. Baldwin Avenue, Suite 107

Address of Principal Executive Office (Street and Number)

Arcadia, California 91007

City, State and Zip Code

 PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period.

Genufood Energy Enzymes Corp. (the “Company”) is unable to timely file its Quarterly Report on Form 10-Q for the period ended March 31, 2023 (the “Form 10-Q”) without unreasonable effort and expense. The Company’s delay in filing the Form 10-Q is due principally to the need for additional time for the Company to finalize, and for its independent public accounting firm to complete its audit of, the Company's quarterly financial statements for the quarter ended March 31, 2023. The Company will use its best efforts to try to file the Form 10-Q within the five (5) calendar-day period set forth in Rule 12b-25(b) under the Securities Exchange Act of 1934, as amended.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

David Tang	855	707-2077
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Compared to the last fiscal year’s same corresponding period, the Company has had a significant change in its results of operations, as the Company has started operations/buildup of its electric vehicle (“EV”) charging stations. Further, as of April 30, 2023, the Company has completed the construction of its first EV charging station site, and is preparing to start construction on its second EV charging station site.  As such, the Company expects its operating expenses to increase in connection with its current plans as discussed above.

GENUFOOD ENERGY ENZYMES CORP.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 15, 2023	By:	/s/ David Tang
David Tang
Chief Executive Officer

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